Atlantica Seafoods Company, Inc. S-1

Exhibit 99

	ATLANTICA SEAFOODS COMPANY, INC. PROFORMA STATEMENT

	Atlantica Seafoods Company, Inc. June 30, 2014	Silver Stream Seafood LLC December 31, 2013	Total	Pro forma adjustments	Pro forma

Commissions	$—	$49,455	$49,455	$—	$49,455
Total commissions	—	49,455	49,455	—	49,455

Operating Expenses
Amortization expense	—
Selling, general and administrative expenses	447	11,232	11,679	—	11,679
Total operating expenses	447	11,232	11,679	—	11,679
Net operating income	(447)	38,223	37,776	—	37,776

Other income
Other income	—	50	—	—	50
Total other income	—	50	—	—	50

Income before income taxes	(447)	38,273	37,826	—	37,826
Income taxes	—	—	—	—	—
Net loss	$(447)	$38,273	$37,826	$—	$37,826

Loss per share:
Basic and diluted loss per share from continuing operations	$(0.00)	$—	$(0.00)	$—	$(0.00)
Basic and diluted loss per share	$(0.00)	$—	$(0.00)	$—	$(0.00)

Basic and diluted weighted average shares outstanding	76,110,000	—	76,110,000	2,229,508	78,339,508

Notes:

A pro forma balance sheet has not been presented as the acquisition of Silver Stream was consummated on May 27, 2014 and a pro forma balance sheet would report the same balances as reported in the Company’s Consolidated Balance Sheet at June 30, 2014.

The following adjustments to the unaudited condensed combined pro forma financial statements are based on the assumption that the acquisition was consummated on May 27, 2014.

(a) On May 27, 2014, the Company completed the acquisition and obtained control of Silver Stream Seafood LLC., a closely-held Michigan corporation. Pursuant to the terms and conditions of the Stock Transfer and Purchase Agreement, the Company issued the sole selling shareholder of Silver Stream 4,000,000 shares of the Company’s common stock, valued at $1,000,000 based on the future selling price of the Company’s public offering of $0.25 per share.